

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 15, 2009

Mr. John Wallace
President
Delta Petroleum Corporation
370 Seventeenth Street, Suite 4300
Denver, CO 80202

>   **Re: Delta Petroleum Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 2, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 21, 2009**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
>   **Filed May 5, 2009**
>   **Response Letter Dated June 25, 2009**
>   **Response Letter Dated July 23, 2009**
>   **Response Letter Dated September 4, 2009**
>   **File No. 000-16203**

Dear Mr. Wallace:

   We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A Filed April 21, 2009

1.   We note your response to our prior comment number five. Please revise your proposed draft disclosure to discuss how difficult it was or will be to achieve the target levels that you are not disclosing due to concerns about competitive harm. See Instruction 4 to Item 402(b) of Regulation S-K. This comment also applies to your preliminary proxy statement on Schedule 14A filed on August 18, 2009.

Mr. John Wallace
Delta Petroleum Corporation
October 15, 2009
Page 2

Engineering Comments on the Form 10-K for the Fiscal Year Ended December 31, 2008

Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45

2.   We note your response to our prior comment number nine and are continuing to
        consider your response. We may have additional comments.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact James Giugliano at (202) 551-3319 or Kimberly L. Calder at
(202) 551-3701 if you have questions regarding comments on the financial statements
and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202)
551-3704 with questions about engineering comments. Please contact Norman Gholson
at (202) 551-3237, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any
other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director